SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                LOGIMETRICS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    541410106
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                                 (CUSIP Number)

                                                     with a copy to:
Charles S. Brand                                     John D. Hogoboom
c/o mmTech, Inc.                                     LOWENSTEIN SANDLER PC
20 Meridian Road                                     65 Livingston Avenue
Eatontown, New Jersey  07724                         Roseland, New Jersey  07068
(908) 935-7150                                       (973) 597-2500

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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                October 21, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


                               CUSIP NO. 541410106
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1)   Names of Reporting  Persons  I.R.S.  Identification  Nos. of Above  Persons
     (entities only):

                                Charles S. Brand


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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                  (a) ___              (b) ___

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):PF, OO


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5)   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(d) or 2(e): Not Applicable

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6)   Citizenship or Place of Organization:  United States

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       Number of                      7)    Sole Voting Power:       17,381,133*
       Shares Beneficially            8)    Shared Voting Power:          0
       Owned by
       Each Reporting                 9)    Sole Dispositive Power:  17,381,133*
         Person   With:              10)    Shared Dispositive Power:     0

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11)    Aggregate Amount Beneficially Owned by Each Reporting Person:

                17,381,133*

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12)   Check if the  Aggregate  Amount  in Row  (11)  Excludes
      Certain Shares (See Instructions):

               Not Applicable
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13)   Percent of Class Represented by Amount in Row (11):

                61.0%*

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14)   Type of Reporting Person (See Instructions):  IN

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* Includes an aggregate of 13,333  shares of Common Stock  issuable to Mr. Brand upon the exercise or conversion of securities exercisable for or convertible into shares of Common Stock within 60 days of October 21, 1998.

Item 1.   Security and Issuer.

          This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of LogiMetrics, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Act"). The principal executive offices of the Company are located at 50 Orville Drive, Bohemia, New York 11716.

Item 4.   Purpose of the Transaction.

          Pursuant to the terms of an Agreement and Plan of Merger, dated as of December 18, 1996 (as amended, the "Merger Agreement"), among the Company, mm-Tech Acquisition Corp. ("Merger Sub"), mmTech and Mr. Brand, on April 25, 1997 the Company acquired mmTech by merging Merger Sub with and into mmTech (the "Merger"). Under the terms of the Merger Agreement, each outstanding share of mmTech Common Stock was converted pursuant to the Merger into 192,478 shares of Common Stock, resulting in the issuance of 19,247,800 shares. The Merger is intended to be tax free and to qualify as a "pooling of interests" for accounting purposes.

          Upon consummation of the Merger, Mr. Brand, the founder and sole shareholder of mmTech, became the Chairman and Chief Executive Officer of the Company. Norman M. Phipps, the Chairman and Acting President of the Company, became the President and Chief Operating Officer of the Company. In addition, pursuant to the Merger, the Company's Board of Directors was reconstituted to consist of Mr. Brand, Mr. Phipps, Alfred Mendelsohn, Frank Brand and Jean-Francois Carreras.

          Pursuant to the terms of a Stock Purchase Agreement, dated October 21, 1998 (the "Stock Purchase Agreement"), Mr. Brand sold 2,000,000 shares of Common Stock to a group of institutional investors (the "Investors") for a cash purchase price of $500,000, or $0.25 per share. The sale was made as a condition to the transactions contemplated by a Purchase Agreement, dated October 21, 1998 (the "Purchase Agreement"), among the Company and the purchasers party thereto (including the Investors). Pursuant to the Purchase Agreement, the Company issued and sold approximately $2.7 million in aggregate face amount of its Class C 13% Senior Subordinated Debentures due September 30, 1999 (the "Debentures") for an aggregate purchase price of $2.0 million. As required by the Investors, Mr. Brand used the proceeds of the sale of Common Stock pursuant to the Stock Purchase Agreement to acquire approximately $667,000 in face amount of the Debentures pursuant to the Purchase Agreement for a cash purchase price of $500,000. The Debentures are convertible upon the earlier of January 31, 1999 and the occurrence of certain events into shares of Common Stock at varying conversion prices set forth in the Debentures.

          Pursuant to the terms of a Registration Rights Agreement, dated October 21, 1998 (the "Registration Rights Agreement"), the purchasers of the Debentures, including Mr. Brand, have certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Debentures.

          Mr. Brand has no current plans to acquire beneficial ownership of additional shares of Common Stock, other than pursuant to the grant of stock options or other awards by the Company. However, depending upon the Company's business and prospects, future developments, market conditions and other factors, Mr. Brand may, from time to time, purchase additional shares of Common Stock or dispose of all or a portion of the shares of Common Stock beneficially owned by him, either in the open market or in privately negotiated transactions.

          Except as described above, Mr. Brand has no plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

          A copy of the Merger  Agreement was filed as an Exhibit to Mr. Brand's
Schedule 13D as originally filed on May 9, 1997 and is incorporated herein by reference. The description of the Merger Agreement set forth above is a summary only, is not intended to be complete, and is qualified in its entirety by reference to the complete text of such documents filed herewith. Copies of the Stock Purchase Agreement, the Purchase Agreement and the Registration Rights Agreement are being filed as Exhibits to this Schedule 13D, Amendment 1 and are incorporated herein by reference. The description of such documents set forth above is a summary only, is not intended to be complete, and is qualified in its entirety by reference to the complete text of such documents filed herewith.

Item 5.   Interest in Securities of the Issuer.

          As of October 21, 1998, there were 28,470,430 shares of Common Stock issued and outstanding. As of that date, Mr. Brand beneficially owned 17,381,133 of such shares, or 61.0% of the total outstanding (including shares issuable to Mr. Brand upon the exercise or conversion of securities exercisable for or convertible into shares of Common Stock within 60 days of October 21, 1998). Mr. Brand possesses sole voting and dispositive power with respect to all of such shares. Because the Debentures are not presently convertible within 60 days of the date hereof, the shares of Common Stock beneficially owned by Mr. Brand as reported pursuant to this Schedule 13D do not include any shares of Common Stock issuable upon conversion of the Debentures. Except as described in Item 4 above, Mr. Brand has not effected any transactions in the Common Stock during the past 60 days.

          No other person is known to Mr. Brand to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by Mr. Brand.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          In July 1997, the Company entered into a Purchase Agreement (the "1997 Purchase Agreement") with a group of institutional investors (the "Purchasers"). Pursuant to the terms of the 1997 Purchase Agreement, the Company issued and sold to the Purchasers certain securities for an aggregate purchase price of $4,352,500.

          In connection with the transactions contemplated by the 1997 Purchase Agreement, the Purchasers, the Company and Mr. Brand entered into a Stockholders Agreement (the "Stockholders Agreement") pursuant to which, among other things, Mr. Brand agreed to certain restrictions on his ability to sell his shares of Common Stock. Pursuant to the terms of the Stockholders Agreement, the size of the Board of Directors was to be increased to eight members and the Purchasers received the right to appoint four directors. At either the request of Mr. Brand or the Purchasers, the size of the Board may be further increased by one and Mr. Brand and the Purchasers will have the right to mutually select an independent director to fill the resulting vacancy. Further, in the event that Cerberus Partners, L.P. (or any subsequent holder of the Company's Amended and Restated Class B 13% Senior Subordinated Convertible Pay-in-Kind Debentures due July 29,
1999) (the "Class B Debentures") exercises its right to designate a member of the Board of Directors, the number of directors will be increased by two, the holder of the Class B Debentures will have the right to appoint one director and Mr. Brand and the Purchasers will have the right to appoint an additional independent director.

          Pursuant to the terms of the Stockholders Agreement, Mr. Brand has appointed himself, Dr. Frank A. Brand, Jean-Francois Carreras and Norman M. Phipps and the Purchasers have appointed Mark B. Fisher, Francisco A. Garcia and Kenneth C. Thompson as directors of the Company.

          Under the terms of the Stockholders Agreement, the parties agreed to cause (i) the Executive Committee of the Board of Directors to be comprised of two directors designated by Mr. Brand and one director designated by the Purchasers, (ii) the Audit Committee of the Board of Directors to be comprised of two directors designated by Mr. Brand and two directors designated by the Purchasers, and (iii) the Compensation Committee of the Board of Directors to be comprised of two directors designated by Mr. Brand and two directors designated by the Purchasers. The Purchasers also have the right to designate a second director to serve on the Executive Committee of the Board of Directors.

          Effective in March 1998, Kenneth C. Thompson became the Chief Executive Officer of the Company. Under the terms of the Stockholders Agreement, Mr. Thompson is treated as a director designated by Mr. Brand and is entitled to serve as a member of the Executive Committee of the Board of Directors.

          Under the terms of the Stockholders Agreement, the holders of a majority of the shares of Common Stock beneficially owned by the Purchasers have the right, subject to certain limitations, to cause the Company to enter into a "Company Sale". A Company Sale is defined to include (i) a sale of all or substantially all of the assets of the Company (other than to certain affiliates), (ii) a merger, consolidation, share exchange or other similar transaction in which the holders of the Company's voting stock receive less than 50% of the voting power of the surviving entity, (iii) a sale, disposition or issuance of shares of voting stock of the Company in which a person or entity (other than a party to the Stockholder Agreement or its affiliates) acquires 50% or more of the total voting power of the Company, and (iv) the formation of certain partnerships, joint ventures and other strategic alliances involving the sale or transfer of all or substantially all of the assets of the Company to a third party.

          The  Stockholders  Agreement  terminates upon the earliest to occur of
(i) the written consent of the holders of a majority of the shares of Common Stock beneficially owned by the Purchasers and the holders of a majority of the shares of Common Stock then beneficially owned by Mr. Brand and certain transferees, (ii) Mr. Brand and certain transferees, as a group, or the Purchasers, as a group, becoming the beneficial owners of less than 10% of the outstanding Common Stock (determined on a fully-diluted basis), or (iii) upon the consummation of a Company Sale in accordance with the terms of the Stockholders Agreement.

          A copy of the Stockholders Agreement is being filed as an Exhibit to this Schedule 13D, and is incorporated herein by reference. The description of the Stockholders Agreement set forth above is a summary only, is not intended to be complete, and is qualified in its entirety by reference to the complete text of the Stockholders Agreement filed herewith.


Item 7.       Material to be Filed as Exhibits.


Exhibit 1 Agreement and Plan of Merger, dated as of December 18, 1996 (the "Merger Agreement"), among LogiMetrics, Inc., mm-Tech Acquisition Corp., mmTech, Inc. and Charles S. Brand (previously filed as
              Exhibit 2.1 to the Company's Current Report on Form 8-K dated December 18, 1996 and incorporated herein by reference).

Exhibit 2 Amendment to Merger Agreement (previously filed as Exhibit 2 to the original Schedule 13D of Mr. Brand as filed on May 9, 1997 and incorporated herein by reference).

Exhibit 3     Stock Purchase   Agreement,   dated   October  21,   1998,   among
              LogiMetrics, Inc., Charles S. Brand and the other parties named therein.

Exhibit 4     Purchase Agreement,  dated October 21, 1998,   among  LogiMetrics,
              Inc., Charles S.  Brand  and the other  parties  named  therein.

Exhibit 5     Registration Rights Agreement,   dated  October  21,  1998,  among
              LogiMetrics, Inc., Charles S. Brand and the other parties named therein.

Exhibit 6 Stockholders Agreement, dated July 29, 1997, among LogiMetrics, Inc., Charles S. Brand and the other parties named therein.

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                            December 1, 1998




                                            /s/Charles S. Brand
                                            -----------------------------
                                            Charles S. Brand




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).